SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated December 1, 2006

Number	Document Description	Document Number	Date of Document
1.	Regulatory News Service Notice	8491M	November 28, 2006
2.	Regulatory News Service Notice	7425M	November 27, 2006

06019225

SUPPL

PROCESSED
DEC 20 2006
THOMSON
FINANCIAL

RECEIVED

dw 12/14

SEC File No. 82-34751

"emailalert@hemscott.co.uk" <emailalert@hemscott.co.uk>

11/28/06 10:48 AM

To "eleanor.besserman@elem..." <eleanor.besserman@elementis.com>

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Subject News Alert: Elementis PLC - Holding(s) in Company

This Email Alert service is brought to you by Elementis

RNS Number:8491M
Elementis PLC
28 November 2006

Elementis PLC
28 November 2006

Elementis plc ("the Company")

The Company announces that it was notified on 28 November 2006 under Section 198 of the Companies Act 1985 that as at 28 November 2006 Schroder Investment Management Limited was interested in 49,360,343 Ordinary Shares of 5p each in the Company. These holdings represent 11.18% of the issued Ordinary Share capital of the Company as at 28 November 2006.

Kathryn Silverwood
Assistant Company Secretary
28 November 2006

This information is provided by RNS
The company news service from the London Stock Exchange

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"emailalert@hemscott.co.uk"
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11/27/06 06:40 AM

To "eleanor.besserman@elementis.com
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Subject News Alert: Elementis PLC - Holding(s) in Company

This Email Alert service is brought to you by Elementis

RNS Number:7425M
Elementis PLC
27 November 2006

Elementis PLC
27 November 2006

Elementis plc ("the Company")

The Company announces that it was notified on 24 November 2006 under Section 198 of the Companies Act 1985 that as at 23 November 2006 Schroder Investment Management Limited was interested in 47,910,131 Ordinary Shares of 5p each in the Company. These holdings represent 10.85% of the issued Ordinary Share capital of the Company as at 23 November 2006.

Kathryn Silverwood
Assistant Company Secretary
27 November 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END
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